Titan Pharmaceuticals, Inc.

400 Oyster Point Blvd., Suite 505

South San Francisco, California

April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.
Request to Withdraw Registration Statement on Form S-1 Filed June 23, 2023
File No. 333-272910

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Titan Pharmaceuticals, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-272910) originally filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2023, together with all exhibits and supplements thereto (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Company decided not to pursue the offering due to market conditions and no longer wishes to conduct a public offering of securities at this time. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a).

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof and provide a copy of such order to Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company’s corporate counsel, by email at kschlesinger@olshanlaw.com or facsimile at (212) 451-2222.

If you have any questions, please contact Mr. Schlesinger at (212) 451-2252.

Very truly yours,

TITAN PHARMACEUTICALS, INC.

By:	/s/ Dato Seow Gim Shen
Name:	Dato Seow Gim Shen
Title:	Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP